SICHENZIA ROSS FRIEDMAN FERENCE LLP
                             ATTORNEYS AT LAW


                                                         April 6, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3030
Washington, D.C. 20549
Attn: Jay Mumford

     Re:     EZJR, Inc.
             Registration Statement on Form 10
             Amended March 10, 2011
             File No. 000-53810


Dear Mr. Mumford:

   We have been retained as special securities counsel by EZJR, Inc. (the "Company"). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the "Staff") in its letter of comments dated March 24, 2011 (the "Comment Letter") relating to the Company's Registration Statement on Form 10 as amended on March 10, 2011. Set forth below is the Company's responses to the Staff's comments.

   The Company's responses are numbered to correspond to the Staff's comments and are filed in conjunction with Amendment No. 10 to the Form 10. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

Forward Looking Statements, page 3
----------------------------------

1. Given your disclosure in the last sentence of this section, please tell us why you represent to the public in your Form 10-Q that you make statements pursuant to the statutory "safe harbor."

Response: The Company will revise the 10-Q to remove the language relating to the statutory "safe harbor."

Special Note to All Investing Shareholders, page 4
--------------------------------------------------

2.  Regarding your response to prior comments 2 and 3:

  o Please expand your disclosure regarding your affiliates' general investment plan to highlight the extent to which your affiliates have actually transferred ownership or control of their companies, the actual timing of that transfer relative to when the company began generating substantial revenue or entered into a new business, and how your affiliates have actually

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     profited from their investments in those companies.  You also should disclose prominently at the beginning of your business description in this document the extent to which registrants with little or no revenues with which your controlling shareholders were affiliated do not generate substantial revenue from the business that they initially disclosed.

   Response: The Company has expanded the disclosure to provide specific information concerning the transfer of shares, that these companies did not have any revenues at the time of the transfer and that many companies that were controlled by Company affiliates did not generate substantial revenue from the businesses they initially disclosed.

  o Please revise your disclosure regarding your affiliates being "given" shares to disclose the extent to which the "dividend" was issued to your affiliates by a company controlled by your affiliates.

   Response: The Company revised the document to disclose the dates and company names of the "dividends" that were issued to Company affiliates and that they were issued by companies controlled by Company affiliates.

  o Given the history of your affiliates' involvement with companies that apparently do not generate substantial revenue from the business originally disclosed when those affiliates controlled the companies and the circumstances of EZJR, including that your rights to the technology you say intend to develop expired two years ago and you apparently have been told repeatedly that the technology could not be developed, it remains unclear why you do not believe that you should disclose prominently that authorities might conclude that any Securities Act registration statements you file would be subject to Rule 419. Therefore, we reissue the last bullet point of prior comment 2.

   Response: The Company has added a paragraph under this section stating that registration statements it files pursuant to the Securities Act of 1933 may be subject to Rule 419.

Risk Factors, page 10
---------------------

If EZJR's Business Plan is Not Successful..., page 10
-----------------------------------------------------

3. In the last paragraph on page 10 you refer to no working capital as of December 31, 2010. Please reconcile to your financial statements on page F-1b which shows negative working capital of $1,575.

Response: The Company has revised the risk factor to state that it has negative working capital of $1,575.

4. In the first paragraph on page 11 you refer to the report of your auditors on your financial statements for the period from inception through December 31, 2010. We note that the audit report included on page F-1a is for the years ended June 30, 2009 and 2010 and the period from inception through June 30, 2010. We noted no review or audit report for the interim period financial statements dated December 31, 2010. If this is a typographical error, then please revise to refer to the proper audit period (i.e., June 30, 2010). Otherwise, although you are not otherwise required to file an audit or review report for the interim period, if you continue to refer to the report for the interim period, then you should include that report in the filing.

Response:  This was a typographical error, and it has been corrected.


Related Transactions, page 29
-----------------------------

5. Please disclose in this section the loan and forgiveness mentioned in your response to prior comment 1. Include the amount loaned by each related person, the date of the loan, the interest rate and maturity date of the loan, and the date of the forgiveness. File the agreements documenting the loan transactions.

Response: On or about July 25, 2008, the two major shareholders each loaned the Company $2,000 for a total of $4,000 to be used as merger consideration in connection with the acquisition of the original EZJR. The funds were made
available through an attorney's client trust account.   Since the two major
shareholders believed they would not be repaid, they forgave the loan before any paperwork was prepared. Therefore, there are no formal agreements relating to these loan transactions to file.

6. Please tell us why you have not updated the penultimate paragraph of this section given the updated information in your financial statements.

Response: The penultimate paragraph of this section has been updated based on the information in our financial statements.

The Company acknowledges that:

  o it is responsible for the adequacy and accuracy of the disclosures in the filing;
  o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  o it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 616-4291.

                                          Very truly yours,
                                          /s/ Benjamin Reichel
                                          Benjamin Reichel

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